12028246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 10/25/12

Received SEC
OCT 25 2012
Washington, DC 20549

October 25, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/25/12

Jennifer Audeh
Foley Hoag LLP
JAudeh@foleyhoag.com

Re: CSP Inc.

Dear Ms. Audeh:

This is in regard to your letter dated October 25, 2012 concerning the shareholder proposal submitted by Brett J. Davidson for inclusion in CSP's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that CSP therefore withdraws its October 17, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Brett J. Davidson
contact@investletter.com

From: Audeh, Jennifer [mailto:JAudeh@foleyhoag.com]
Sent: Thursday, October 25, 2012 10:30 AM
To: shareholderproposals
Cc: contact@investletter.com; Gary W. Levine (glevine@cspi.com) (glevine@cspi.com); Hanley, Dean
Subject: RE: CSP Inc. - Withdrawal of No-Action Request, dated October 17, 2012 (CIK#: 0000356037)

Ladies and Gentlemen:

We refer to the Rule 14a-8 No-Action Request submitted to the Staff on October 17, 2102 on behalf of our client CSP Inc. (CIK#: 0000356037). This message is to inform you that Mr. Brett Davidson, the Proponent, has notified CSP Inc. that he has withdrawn his Shareholder Proposal. Included with this message is a copy of Mr. Davidson's correspondence sent to CSP Inc. confirming withdrawal of the Shareholder Proposal.

In reliance on Mr. Davidson's letter, we hereby respectfully request on behalf of CSP Inc. the withdrawal of CSP Inc.'s Rule 14a-8 No-Action Request submitted on October 17, 2012. Because the shareholder has withdrawn his proposal, CSP Inc. will not include the Shareholder Proposal in its Proxy Statement. We understand that this concludes the matter.

If you have any questions or comments regarding this withdrawal request, please no not hesitate to contact me at (617) 832-3016 or Dean F. Hanley at (617) 832-1128.

Best regards,

- Jennifer Audeh

FOLEY
HOAG LLP

Jennifer V. Audeh | Associate

Seaport World Trade Center West
155 Seaport Boulevard
Boston, Massachusetts 02210-2600

617 832 3016 phone
617 832 7000 fax

www.foleyhoag.com

Audeh, Jennifer

From:	Investletter <contact@investletter.com>
Sent:	Wednesday, October 24, 2012 10:32 PM
To:	glevine@cspi.com
Cc:	Audeh, Jennifer
Subject:	Withdrawal of Proxy Access Proposal
Attachments:	2012 Withdrawal letter .pdf

Gary,

Attached is a letter withdrawing my shareholder proposal from consideration for this year's proxy material.

I am emailing a copy to the company's counsel using the email address that was used to send me the no action request. I have previously received messages stating that emails have been undeliverable to the email address that was provided. Could you please forward a copy of this letter to the company's counsel to ensure they receive a copy.

Warm Regards,

Brett Davidson

Brett Davidson
100 Burgundy Terrace
Amherst, New York
October 24, 2012

Mr. Gary Levine, Secretary
CSP, Inc.
43 Manning Road
Billerica, Massachusetts 01821

Mr. Levine:

This letter is to withdraw my Proxy Access Proposal, emailed September 11, 2012, from consideration for inclusion in the proxy material for the 2013 Annual Meeting of Shareholders.

Should you need to contact me use the address above or the information below.

email: contact@investletter.com
telephone: 716 639-8599

Respectfully Submitted,

/s/Brett J. Davidson

FOLEY
HOAG LLP

Seaport West
155 Seaport Boulevard
Boston, MA 02210-2600

617 832 1000 *main*
617 832 7000 *fax*

Dean Hanley
617 832 1128 direct
dfh@foleyhoag.com

October 17, 2012

BY EMAIL (shareholderproposals@sec.gov) and BY FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CSP Inc.
Shareholder Proposal Under Rule 14a-8

Ladies and Gentlemen:

On behalf of our client CSP Inc., a Massachusetts corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action against the Company if, for the reasons stated below, the Company were to omit the proposal submitted by Brett J. Davidson (the "Proponent") from its proxy materials for its annual meeting of shareholders (the "Annual Meeting") to be held in February 2013 (the "2013 Proxy Materials"). The Company currently anticipates that it will file its definitive proxy statement and form of proxy with respect to the Annual Meeting with the Commission no earlier than 80 calendar days after the date of this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have included a copy of the Proponent's proposal. A copy of this letter is also being sent concurrently to the Proponent as notice of the Company's intent to exclude the Proponent's proposal from the 2013 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

By e-mail dated September 11, 2012, the Proponent submitted the following proposal (the "Proposal) for the Company's next annual meeting:

> "RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to put into place procedures that allow the following:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:
>
>> Any party of one or more shareowners that has collectively held, continuously for two years, the greater of one percent of the Company's securities (within the preceding 60 days, that was worth at least $2,000, as of the date of the nomination) eligible to vote for the election of directors.
>
> 2. Any such party may make the greater of one nomination or, a number of nominations equal to no more than 24% of the current number of board members.
>
> 3. No shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.
>
> 4. Parties nominating under the provisions above may make nominations numbering up to 48% of the company's board of directors. If necessary, preference among nominators will be shown to those holding the greatest number of the Company's shares for at least two years.
>
> 5. To the extent possible all board endorsed candidates and members originally nominated under these provisions shall be treated equally on all proxy and voting materials provided to shareowners, including, but not

limited to order of appearance; type size; location in proxy material. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under all applicable law and the governing documents of our company.

This proposed amendment will give shareholders the right many feel they were intended to have. Their fundamental right to nominate directors and have them appear on the company's proxy statement. This will further strengthen the accountability of the company's directors by providing shareholders an easier way to selectively replace underperforming directors or to elect stronger director candidates.

For further information regarding shareholder access please visit www.nufsayd.com.

Please support this proposal to give you, the company's shareholders, access to the company's proxy statement to nominate a limited number of director candidates."

A copy of the Proposal and related correspondence is included as Exhibit A to this letter.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9;

- Rule 14a-8(i)(7) because the Proposal constitutes interference with the Company's ordinary business operations.

III. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Therefore, Materially False and Misleading in Violation of Rule 14a-9.

The Company believes that it may properly exclude the Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(3), which permits the exclusion of a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. The Staff has taken the position that a proposal may be excluded on this ground if the proposal is so vague and indefinite "that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *Compass Bancshares, Inc.* (January 13, 1998). The Staff has stated that such vague and indefinite proposals are "misleading, in that, any action ultimately taken by the company upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast." *See, E.I. du Pont de Nemours & Company, Inc.* (February 8, 1977).

The Proposal fails to address important aspects regarding the process and criteria for implementing the provisions of the Proposal and the Proposal includes numerous ambiguities such that the provisions of the Proposal are subject to differing interpretations. Thus, as discussed below, critical aspects of the process that the Proposal seeks to establish are not clearly addressed, resulting in the Proposal being subject to differing interpretations and making impossible to ascertain what the Proposal requires.

A. The Proposal is Materially Vague with Respect to Which Shareholders Must Meet the Eligibility Requirements to Nominate Directors Under the Proposal.

The Proposal states that the Company's proxy materials must include nominees of "[a]ny party of one or more shareowners that has collectively held, continuously for two years, the greater of one percent of the Company's securities (within the preceding 60 days, that was worth at least $2,000, as of the date of nomination) eligible to vote for the election of directors." This sentence is materially false and misleading because it states a disjunctive phrase, "the greater of," but does not contain two choices. The Company is unable to determine what is intended by the language, and no shareholder voting on the Proposal would be able to determine what ownership threshold is required by the Proposal.

B. The Proposal is Excludable Because the Measurements Used in the Proposal are Subject to Multiple Interpretations, Such That Stockholders Would be Unable to Determine the Scope of the Proposal.

The Proposal is materially vague and indefinite because it fails to define key terms and is subject to multiple interpretations. The Proposal does not provide specific information as to when the 60-day time period begins and ends or what pricing metric (i.e., fair market value, closing prices, intra-day trading high or volume weighted average price) is to be used to determine the value of the stock.

It is unclear whether the "collective" and "continuous" ownership must extend at least until the preceding 60 days. Such a conclusion would imply that the nominating shareowner party would not need to continue to hold securities as of the date of the meeting. The Proposal also does not provide specific information as to how to determine the "date of nomination." The "date of nomination" could be considered to be the date on which the shareholder submits the proxy access proposal or the date the Company receives the proxy access proposal and determines it is compliant. By any interpretation of this language, there does not appear to be any obligation by the shareowners to maintain ownership after the nomination is made or to appear at the meeting.

In addition, the Proponent uses the word "shareowner" in the text of the Proposal, and "shareholder" in the supporting statement. It is unclear whether the two words are intended to mean the same thing or if the terms are meant to define different types of owners of the Company's stock. For example, the term "shareowner" could be intended to mean a holder of record, or it could mean a beneficial owner. Either interpretation would be reasonable and could have different effects if the Proposal was implemented – and this is especially true where there no upper limits on the number of "shareowners" that may constitute a "party." Without an explanation of which persons would be eligible to nominate directors under the Proposal's requested policy, shareholders will be unable to determine the effect of implementing the Proposal that they are being asked to vote upon.

The Proposal also requires that "preference among nominators will be shown to those holding the greatest number of the Company's shares for at least two years." This section of the Proposal is materially vague and indefinite because it fails to explain how to measure such two-year period or the number of shares held by parties when determining preference. The Proposal fails to define when such two-year period begins and ends and how to determine which shareowners hold the greatest number of shares. For example, the two-year period might be measured on the date the proposal by each shareholder party submits its nomination, or it may be measured on the date the Company files its proxy statement. In addition the Proposal fails to clarify whether the amount of shares and the "seniority" of shareholders must be analyzed on a cumulative basis or by weighted average.

The Proposal sets forth which shareholders are eligible to nominate directors for inclusion in the Company's proxy materials but is vague with respect to whether *each* shareowner in a party must individually satisfy the eligibility requirements (i.e., a group of ten shareholders would need to have held for two years at least $20,000 in market value of the Company's securities) or all the shareholders in a nominating group must *collectively* satisfy the eligibility requirements (i.e., a group of ten shareholders would need to have collectively held for two years at least $2,000 in market value of the Company's securities). Each of the foregoing interpretations is reasonable and given this ambiguity, it is impossible for either the Company or the shareholders voting on the Proposal to determine what the Proposal requires.

C. The Proposal is Vague with Respect to How Many Directors Shareholders May Nominate.

In numbered paragraph 2, the Proposal sets forth the number of nominations a "party" (that is, a group of "shareowners" unlimited as to number) may put forth as "the greater of one nomination or, a number of nominations equal to no more than 24% of the current number of board members." In addition, in numbered paragraph 4, the Proposal states that "[p]arties nominating under the provisions above may make nominations numbering up to 48% of the company's board of directors." The Proposal is vague with respect to whether a shareholder may nominate 24% (or 48%) of the current board members or the board members eligible to be re-elected.

By establishing the permissible number of nominees by reference to the "current number of board members" the Proposal fails to take account of the fact that the size of the Company's board, or the number of seats on the board up for election, may change from year to year. For example, if the Company desired to decrease the size of its board from ten directors in a given year to eight, the nominating shareowner party could nominate two directors (not more than 24% of ten) even though the number of board seats to be filled at the next election would be eight, which under the Proposal should entitle the nominating shareowner party to nominate only one director (not more than 24% of eight).

Under Massachusetts law, the Company has the right to establish staggered terms of its directors in compliance with Chapter 156D, Section 8.06 of the Massachusetts General Laws. If the Company were to implement a staggered board, the "current number of directors" would exceed the number to be elected at each annual meeting. For example, if the Company had a staggered board of ten directors each serving three-year terms, the Proposal appears to permit the first "party" of nominating shareowners to nominate two directors (not more than 24% of ten), even though only three, or four, board seats would be up for election. A second "party" of nominating shareowners would be able to do the same. These potential results cannot possibly be clear to a shareholder being asked to vote on the Proposal, and as such, the Proposal is materially false and misleading.

Numbered paragraph 4 of the Proposal contemplates that more than one shareowner "party" may make nominations "numbering up to 48% of the company's board of directors." The arguments above regarding when and how this determination is to be made, or how it would apply in the case of a staggered board, apply with equal force. Considering that (i) each "party" may have any number of shareowners, (ii) no shareowner may be a member of more than one such "party," and (iii) no direction is given as to whether a "shareowner" is a beneficial owner or a record owner, there are significant logistical problems in determining whether a "party" would be allowed to nominate pursuant to the terms suggested by the Proposal. The Company would take the position that a nomination by a "party," a shareowner member of which was also a member of another "party," would be invalid. The Company would take the position that it is the "party" that has the burden of demonstrating compliance with this provision to the Company's satisfaction, but the Proposal contains no language explaining how this would be done, and it is materially false and misleading to omit this issue. Finally, the Company notes that in a "party" with an unlimited number of shareowners, there is a significant problem concerning who is authorized to speak for and represent such "party" and what assurance the Company has that the contact person for the "party" is in fact so authorized.

The paragraph continues, "preference among nominators will be shown to those holding the greatest number of the Company's shares for at least two years." This standard underscores the difficulty of determining what "party" is eligible to make a nomination based on concerns about record versus beneficial ownership, proof of continuous uninterrupted ownership, and when the measurement date for the two-year period ends, all of which are left unresolved by the vague language of the Proposal. There is nothing about the Proposal that would prevent hundreds of shareowners from being involved in this determination. No shareholder being asked to vote on the Proposal can be expected to understand the meaning and effects of this aspect of the Proposal.

D. *The Proposal is Misleading Because it Appears to Limit Proxy Access to Persons Unaffiliated with the Company.*

Under numbered paragraph 3 of the Proposal, stockholders who are board members or officers of the Company cannot be a member of any nominating party, and therefore they would not be subject to the Proponent's proxy regime. This limitation appears to extend to dissident board members and officers of the Company. While the Company is mindful of the Staff's response to arguments that these types of provisions impermissibly discriminate among stockholders, the Proposal does not take account of the interests of stockholder who, though affiliated with the Company, may wish to nominate their own candidates to the board of directors. The Proposal offers no reason as to why proxy access should be available only to person unaffiliated with the Company, and not to persons affiliated with the Company but desirous of change. The Proposal does not make any similar distinction with respect to "friendly" stockholders of the Company. The absence of any explanation of the reasons for or the effects of this discrimination is misleading.

E. The Proposal is Vague with Respect What Action the Company Must Take to Afford Equal Treatment to Shareholder Director Nominees.

Numbered paragraph 5 of the Proposal states that "[a]ll board endorsed candidates and members original nominated under these provisions shall be treated equally on all proxy and voting materials provided to shareowners, including, but not limited to, order of appearance; type size; location in proxy material." The broad wording in this section of the Proposal could have far reaching implications. For example, the use of the term "treated equally" could be interpreted to preclude the Company from identifying which director candidates were recommended by the Company's Board of Directors. The concept of equal treatment to directors nominated by stockholders under the Proposal's provisions could extend well beyond the specific examples cited in the Proposal and have broad application. For example, the requirement to provide equal treatment could easily be read to require the Board to recommend the election of a stockholder's candidate (i.e., in order to provide them equal treatment since the Board will make such a recommendation in the proxy materials for its own candidates). This provision could also require the Board to provide as much information and background material on the stockholder's candidate as is provided on the Board's candidates, but does not provide a mechanism enabling the Board to do so.

F. The Proposal is Vague with Respect to What Actions the Company Must Take to Fully Explain the Legal Requirements for Nominating Board Members Under the Proposal.

Numbered paragraph 6 of the Proposal requires"[e]ach proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under all applicable law and governing documents of our Company." The Proposal requests certain legal explanations be included in either the Company's proxy statement or its special meeting notice to elect board members. This mandate is vague because it is unclear when such instruction would have to be included and no shareholder asked to vote on the Proposal could understand what is meant by "all legal requirements for nominators" as the Proposal leaves many critical gaps for interpretation. For example, the Proposal references a "special meeting notice to elect board members" but a meeting notice only provides a notice of a meeting and does not elect board members. There is no mention of notice of an annual meeting, when directors are typically elected. It is also unclear in which cases the Company would be required to include an explanation of the nominating procedures. In addition, a lengthy legal explanation of procedures is wholly inappropriate for a meeting notice to shareholders; the purpose of a meeting notice is only to inform shareholders of the date of the meeting and the matters to be acted upon. There is no provision of Massachusetts law that requires the notice to do more than give a statement of time, place and purpose of a special meeting. Moreover, by the time notice is given, nominations must certainly be closed in order for the proxy statement to have been written and distributed. This section of the Proposal is thus inconsistent with the law and raises the issue of whether the addition lengthy procedure language about proxy access, in a mere notice, makes the notice confusing to shareholders

The Proposal is also vague in that it is unclear what is required by the mandate to "fully explain" all "legal requirements." The complexity and volume of all the relevant corporate, securities, and Massachusetts laws and regulations involved in nominating a public company director is beyond the scope of the disclosure required in a proxy statement and would be unduly burdensome to the Company. It is also unclear what the Proponent means by "fully explain" and what aspect of the procedures would need to be explained. For example, it could require the Company provide step by step instructions on the nomination process, or it could require the Company provide an in depth legal analysis of fiduciary duties of the board members in selecting a nominee, or it could require the Company to describe the qualification requirements of nominees.

G. *The Proposal is Vague and Materially Misleading Because the Supporting Statement Suggests Shareholders Do Not Currently Have the Right to Nominate Directors and Refers to an "Amendment" That is Not Included in the Proposal.*

The Proposal states in its third to last paragraph that "[t]his proposed amendment will give shareholders the right many feel they were intended to have." It is unclear what is meant by the reference to the "proposed amendment." The Proposal does not include any suggested amendments and the "proposed amendment" could be referring to any number of the proposed changes to the nomination process put forth in the Proposal. In addition, the Proposal states that if implemented, shareholders will have "the right many feel they were intended to have." This could be referring to any one of, or all, the matters referenced in the Proposal. If the language is interpreted to refer to the right to nominate directors, such a statement would be false and misleading; all shareholders of the Company currently have the right to nominate directors in accordance with the provisions in the Company's by-laws.

The next sentence in the paragraph then states "[t]heir fundamental right to nominate directors and have them appear on the company's proxy statement." The meaning of this sentence fragment is vague and misleading because it suggests that shareholders have a "fundamental right" to have their nominees appear on the company's proxy statement. Although shareholders have the right to nominate directors, there is no fundamental right to have those nominees appear on a proxy statement under state law, and the Commission's effort to create such a right under federal law was not successful. The United States Court of Appeals for the District of Columbia recently vacated the Commissions "proxy access" rule

(*Business Roundtable and Chamber of Commerce of the United States of America v. Securities and Exchange Commission* (D.C. Cir. July 22, 2011)) and the Commission said it would not appeal this decision. It is false and misleading to suggest to shareholders that there is anything fundamental about such a right.

H. The Proposal is Vague and Misleading Because it Cannot be Reconciled With the Company's Existing By-law

The Proponent offers a Proposal for proxy access that cannot be reconciled with the Company's existing by-law and would require changes to the Company's by-laws in order to implement the Proposal. These inconsistencies are material and specific, but the Proposal fails to address them, and no shareholder asked to vote on the Proposal could reasonably be expected to understand them. Without this clarity, the Proponent cannot explain how the by-laws are to function as a whole and not contain a contradiction.

Article III, Paragraph 4 of the Company's by-laws, a copy of which is included with this submission as Exhibit B, deals with nominations of persons for election to the board by the Board of Directors and stockholders of the Company. Paragraph 4(b) of the by-laws covers nominations by shareholders of record. Paragraph 4(c) of the existing by-law specifies that "[n]o person shall be eligible to serve as a Director of the corporation unless nominated in accordance with the procedures set forth in ... paragraph 4." Such nominations must be made not less than 90 days prior to the date of the Company's annual meeting. Because the by-law does not provide for proxy access, the shareholder is expected to continue to own his shares through the date of the meeting at which the nominated director is to be considered for election, and, assuming advance notice is proper, to nominate from the floor of the meeting, as permitted by state law.

The Proposal submitted by the Proponent, in contrast, contains no timetable and does not on its face require that "shareowners" be holders of record and does not offer a clear explanation of the nature of required security ownership. Where Article III, Paragraph 4(b) of the Company's by-laws requires disclosure of relevant information, consistent with that required under Regulation 14A and Schedule 14A under the Securities Exchange Act of 1934, regarding both nominator and nominee, the Proposal includes no such requirement, referring instead to an obligation of the Company to "fully explain[] all legal requirements for nominators and nominees under all applicable law and the governing documents of our company." The Proposal, however, does not contain any standards whatsoever for the qualifications of a nominee. The Proposal does not require a nominating "party" to disclose information about itself and its members (who may be unlimited in number), and nothing in Article III, Paragraph 4 readily lends itself to the provision of information about an unlimited number of "shareowners" who can make up a "party." This is in sharp contrast to the Company's by-law provision on nominations by shareholders and disclosure of information about those making the nomination.

Although the language in the Proposal requires the Company to explain "all legal requirements for nominees", there is nothing in the Proposal that limits nominees to persons meeting those legal requirements. In theory, a "party" could nominate a convicted felon. The Proposal does not appear to require the "party" to establish that its nominee has any particular credentials which is in direct conflict with the existing by-law on shareholder nominations and raises troubling issues about the fiduciary responsibilities of the Board in amending the Company's by-laws to permit such a situation. The Proposal does not provide the Board with the necessary discretion to exclude (or otherwise treat unequally) any shareholder nominee if, in the exercise of the Board's fiduciary duties, the Board determined that such exclusion (or unequal treatment) was in the best interest of the Company and its shareholders. The Proposal effectively strips the Board of any discretion in this matter, even where the Board's fiduciary duties require such discretion to be exercised.

A shareholder attempting to interpret the Proposal could not reasonably be expected to conclude that it is at odds with an existing by-law provision on the same topic, including language clearly stating that no person can be nominated unless nominated as provided in Article III, Section 4. The Proposal simply ignores this problem. No shareholder being asked to vote on the Proposal can be expected to understand the multiple potential effects of the Proposal because they are not reconcilable. The Proposal's failure to address this issue makes it materially vague and misleading.

I. The Proposal is Vague and Materially Misleading Because It Includes Unfounded Statements of the Future Effects of the Proposal.

In the last sentence of the third to last paragraph, the Proposal states that "[t]his will further strengthen the accountability of the company's directors by providing shareholders an easier way to selectively replace underperforming directors or to elect stronger director candidates." This statement is vague and misleading because the Proponent offers no basis for the suggestion that the implementation of the Proposal would have the stated outcome. It is also false and misleading as there is nothing about the Proposal that would enable nominees of a "party" to "selectively" replace anyone. In an election contest, the winners would be chosen by plurality vote. Shareowner "parties" could not choose the candidate they particularly wanted to defeat. In fact, an incumbent director perceived as undesirable by a nominating "party" cannot be selectively targeted by this process, and it is false and misleading to suggest otherwise.

J. The Proposal is Vague and Materially Misleading Because it References a Website Containing Materially Misleading Information.

The second to last sentence of the Proposal refers shareholders to the website "www.nufsayd.com" (the "Website") for "further information regarding shareholder access".

The Company printed out a full copy of the contents of that website contemporaneously with the receipt of the Proponent's materials. A copy is included with this submission as Exhibit C. The referenced website is the Proponent's Website for shareholders of CSPI. In addition to providing the Proponent's opinion on shareholder access, it also contains misleading information about the Company. For example, the first page of the Website contains a picture of a person wearing prison stripes and a burglar's mask carrying an unmarked bag, taking what appears to be money in a sack. Because the website is devoted entirely to the Company, there is a strong implication is that the Company's management is engaged in criminal or other unlawful behavior. In addition, there is nothing whatsoever in the website, as it existed at the time Proposal was submitted, that discusses proxy access proposed by the Proposal.

The Staff has confirmed in SLB 14B that in situations where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which it is being asked to vote," then modification or exclusion will be permitted. *See Entergy Corp.* (February 14, 2007). Several of the Proponent's statements of the Website are irrelevant to the Proposal. For example, in a posting titled "The New Model for Shareholder Democracy", the Proponent discusses other changes shareholders might consider proposing, including the Company's use of its cash balance and executive compensation. Another post discusses the Proponent's bid to be nominated for a spot on the Company's Board. Yet another post discusses previous stockholder proposals put forth by the Proponent. The information on in the website is not only defamatory to the Company's management, but also irrelevant to the Proposal and therefore completely misleading to shareholders.

In addition, links on the Proponent's Website lead the reader to another website containing investment advice, including a page on the website where the reader, using the PayPal service, can purchase the Proponent's paid subscription investment newsletter (www.investletter.com). Again, this is irrelevant, misleading, and may well be a solicitation for business. The Company has also printed out a full copy of the contents of this second website contemporaneously with the receipt of the Proponent's materials. A copy of this second website is also included with this submission as Exhibit D.

We believe that the Proponent's supporting statement (through its inclusion of the Website's statements) contains materially false and misleading statements and numerous statements that are irrelevant to a consideration of the subject matter of the Proposal. Moreover, the Website does not even address the Proposal. Instead, it appears to be forum for shareholders to express dissatisfaction with the Company, without any regard to the Proposal at all.

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) because the Proposal Constitutes Interference With the Company's Ordinary Business Operations.

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations. " According to the Commission release accompany the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-today basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed above, the Proposal seeks to amend the Company's organizational documents in such a way that it would deprive the Board of the necessary discretion to exclude any shareholder nominee if, in the exercise of the Board's fiduciary duties, the Board legitimately determined that such exclusion was in the best interest of the Company and its shareholders. The Company believes that a determination of what constitutes an appropriate standard of qualification to be nominated to the Board is fundamental to the Board's ability to function effectively and to manage numerous complex considerations that the Board is in a more appropriate position to evaluate than shareholders as a group.

The Company's Board and committees are subject to numerous overlapping regulatory schemes that require directors to satisfy various standards of independence and qualifications. The Company notes that its stock is listed on the Nasdaq Stock Market, and that its listing agreement requires that it have a majority of independent directors on its Board, and that its audit committee must be comprised of financially literate directors at least one of whom should be an audit committee financial expert. Recently proposed rules of the Nasdaq Stock Market impose new standards on the qualifications of persons selected to be on the compensation committee of listed issuers. The Board would not be able to ensure that the candidates elected pursuant to the Proposal, if implemented, would result in the Company continuing to have a majority of independent directors, or directors qualified to serve on committees in compliance with their respective committee charters and the Nasdaq rules.

There is nothing in the Proposal that addresses the fact that the election of particular nominees proposed by a "party" could in fact result in a breach by the Company of its listing agreement with Nasdaq, resulting in de-listing of the Company's stock. Omission of this possibility is, in the Company's view, materially false and misleading.

Because the Proposal deals with matters relating to the Company's ordinary business operations, the Proposal is excludable from the Company's 2013 proxy materials. Pursuant to Rule 14a-8(i)(7).

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the Company's 2013 Proxy Materials and that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or need addition information, please do not hesitate to contact me at (617) 832-1128.

Sincerely,

Dean F. Hanley

Attachments

cc: Mr. Brett J. Davidson via e-mail and FedEx (contact@investletter.com) *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
Mr. Gary Levine – CSP Inc. (glevine@cspi.com)
Ms. Jennifer V. Audeh, Esq. – Foley Hoag LLP (jaudeh@foleyhoag.com)

FOLEY HOAG LLP

Exhibit List

Exhibit A	-	The Proposal
Exhibit B	-	Article III, Paragraph 4 of the By-Laws of CSP Inc.
Exhibit C	-	Contents of www.nufsayd.com
Exhibit D	-	Contents of www.investletter.com

From: Investletter [mailto:contact@investletter.com]
Sent: Tuesday, September 11, 2012 12:59 AM
To: 'Gary Levine'
Subject: Shareholder Proposal for the 2013 Annual Meeting of Shareholders

Gary,

Please accept this shareholder proposal to be included on the company's proxy statement. Attached you will find my letter presenting the proposal, the notice required under the company's by-laws and the information required in Article II, Section 5b of the bylaws. Please provide an email response to indicate that this email was received.

I also would like to request a copy of the stock and transfer records to review the nature of the company's shareholders to determine likely supporters of my proposal. Please let me know if any further information is required to secure the requested records.

Warm Regards,

Brett Davidson

Brett Davidson

*** FISMA & OMB Memorandum M-07-16 ***

September 10, 2012

Mr. Gary Levine, Secretary
CSP, Inc.
43 Manning Road
Billerica, Massachusetts 01821

Mr. Levine:

This letter is to provide notice ("Notice of Stockholder Business at a Meeting of Stockholders") that I intend to present the proposal to offer shareholders proxy access at the annual meeting of shareholders. As such and as a record holder of the company's common stock, I ask that the proposal be included in the company's proxy statement.

Separately attached you will find the information required under Article II, Section 5b of the company's by-laws.

I intend to hold the securities I have registered with the company's transfer agent through the date of the annual meeting of shareholders.

Should you need to contact me use the address above or the information below.

email: contact@investletter.com
telephone: *** FISMA & OMB Memorandum M-07-16 ***

Respectfully Submitted,

Brett J. Davidson

Shareholder Proxy Access Proposal

RESOLVED, Shareowners ask our board, to the fullest extent permitted by law, to amend our governing documents to put into place procedures that allow the following:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of:

> Any party of one or more shareowners that has collectively held, continuously for two years, the greater of one percent of the Company's securities (within the preceding 60 days, that was worth at least $2,000, as of the date of the nomination) eligible to vote for the election of directors.

2. Any such party may make the greater of one nomination or, a number of nominations equal to no more than 24% of the current number of board members.

3. No shareowner may be a member of more than one such nominating party. Board members and officers of the Company may not be members of any such party.

4. Parties nominating under the provisions above may make nominations numbering up to 48% of the company's board of directors. If necessary, preference among nominators will be shown to those holding the greatest number of the Company's shares for at least two years.

5. To the extent possible all board endorsed candidates and members originally nominated under these provisions shall be treated equally on all proxy and voting materials provided to shareowners, including, but not limited to order of appearance; type size; location in proxy material. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under all applicable law and the governing documents of our company.

This proposed amendment will give shareholders the right many feel they were intended to have. Their fundamental right to nominate directors and have them appear on the company's proxy statement. This will further strengthen the accountability of the company's directors by providing shareholders an easier way to selectively replace underperforming directors or to elect stronger director candidates.

For further information regarding shareholder access please visit www.nufsayd.com.

Please support this proposal to give you, the company's shareholders, access to the company's proxy statement to nominate a limited number of director candidates.

Additional Information required under the by-laws of CSP, Inc. (CSPI).

- Name as it appears on records of the transfer agent:

  Brett J. Davidson

*** FISMA & OMB Memorandum M-07-16 ***

- Name of my wife whose shares I have power of attorney over for voting purposes:

  Jeanette Davidson
  Same address

- Shares of CSP, Inc. common stock I own: 16,400 shares of the common stock of CSPI and directly control the voting of another 19,500 shares owned by my spouse (Jeanette Davidson of the same address) making me the beneficial owner of 35,900 shares of CSPI. I am the shareholder of record of 3,600 shares registered with the company's transfer agent. I intend to vote all 35,900 shares in favor of the proposal.

- I know of no other shareholder supporting my proposal and have no interest, agreement or arrangement with any other shareholder (notwithstanding the shares owned by my wife, that I intend to vote in favor of the proposal).

- I have no material interest in enacting the proposal other than in the interest of good corporate governance and to benefit all owners of the corporation.

EXHIBIT B

ARTICLE III, PARAGRAH 4 OF THE BY-LAWS OF CSP INC.

Nomination of Directors.

The following provisions of this paragraph 4 shall apply to the nomination of persons for election to the Board of Directors.

(a) Nominations of persons for election to the Board of Directors of the corporation may be made (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who (x) is a stockholder of record at the time of giving of notice provided for in subparagraph (b) of this paragraph 4, (y) is entitled to vote for the election of Directors at the meeting and (z) complies with the notice procedures set forth in subparagraph (b) of this paragraph 4.

(b) Nominations by stockholders shall be made pursuant to timely and sufficient notice in writing to the Clerk of the corporation. To be timely, a stockholder's notice shall be received at the principal executive offices of the corporation (i) in the case of an annual meeting (or a special meeting in lieu of the annual meeting), not less than ninety (90) days prior to the date for such annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; *provided, however,* that if the annual meeting of stockholders or a special meeting in lieu thereof is to be held on a date prior to the Specified Annual Meeting Date, and if less than one hundred (100) days' notice or prior public disclosure of the date of such annual or special meeting is given or made, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which notice of the date of such annual or special meeting was mailed or the day on which public disclosure was made of the date of such annual or special meeting; and (ii) in the case of a special meeting (other than a special meeting in lieu of an annual meeting), not later than the tenth (10th) day following the earlier of the day on which notice of the date of the scheduled meeting was mailed or the day on which public disclosure was made of the date of the scheduled meeting. To be sufficient, such stockholder's notice must set forth (x) as to each person whom the stockholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or pursuant to any other then existing statute, rule or regulation applicable thereto (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (y) as to the stockholder giving the notice, (1) the name and address, as they appear on the corporation's books, of such stockholder and (2) the class and number of shares of the corporation which are beneficially owned by such stockholder and also the class and number which are owned of record by such stockholder; and (z) as to the beneficial owner, if any, on whose behalf the nomination is made, (1) the name and address of such person and (2) the class and number of shares of the corporation which are beneficially owned by such person. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the qualifications and eligibility of such proposed nominee as a Director. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Clerk of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

(c) No person shall be eligible to serve as a Director of the corporation unless nominated in accordance with the procedures set forth in this paragraph 4. The person presiding at the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by these By-Laws, and if the person presiding shouldso determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this paragraph 4, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended from time to time (or any successor law), and the rules and regulations thereunder with respect to the matters set forth in this By-Law. The provisions of this paragraph 4 shall not be construed as implying any right to elect persons to the Board of Directors at a special meeting, other than any right that be otherwise be granted under applicable law, the articles of incorporation of the corporation or elsewhere under these By-Laws.

Affidavit

The undersigned, Jennifer V. Audeh, hereby certifies that:

1. I am an attorney at Foley Hoag LLP in Boston, Massachusetts and am admitted to practice law in The Commonwealth of Massachusetts.

2. On Monday, the 17th of September 2012, I located and printed out the pages attached as Exhibit A to this certificate by entering into my browser the web address http://www.nufsayd.com, which redirected me to http://theredwoodforest.com/nufsayd.

3. I then printed out the entire contents of http://theredwoodforest.com/nufsayd, all pages of which are attached. There were no other pages available at http://theredwoodforest.com/nufsayd.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on September 25, 2012

Jennifer V. Audeh, Esq.

B4052024v1